September 10, 2014

VIA ELECTRONIC TRANSMISSION Jeff Long Staff Accountant Division of Investment Management 100 F. Street, N.E. Washington, DC 20549

RE:

Response to Staff Comments Regarding Philadelphia Investment Partners

New Generation Fund Report and Other SEC Filings, (File Nos. 333-165401;

    811-22395)

Dear Mr. Long:

This correspondence is submitted in response to the Staff’s comments related to the annual report and other filings made by Philadelphia Investment Partners New Generation Fund (the “Trust”), on behalf of its series of the same name (the “Fund”).  We have included a summary of the comments and the Registrant’s responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.

The portfolio turnover rate is not disclosed in the July 31, 2013 Prospectus, as required by Item 3 of Form N-1A.  Please provide an undertaking to specify in the next update to the Prospectus the portfolio turnover rate.

Response:

The Registrant has disclosed the portfolio turnover rate in its Prospectus dated July 31, 2014.

Comment 2.

The March 31, 2014 Annual Report indicates that there was a return of capital to shareholders.  Please indicated whether the requirements of Rule 19a-1 were met.

Response:

The 19a-1 requirements were met.  Specifically, the Registrant overdistributed its excise tax distribution at the end of 2013 based on reasonable estimates.  Rule 19a-1(e) indicates that if an estimate is subsequently ascertained to be inaccurate in a significant amount, a correction should be made by a written statement pursuant to Section 19(a) or in the first report to shareholders following the discovery of the inaccuracy.  The Registrant’s Annual Report discloses the distribution from paid in capital in the financial highlights and in Note 10.

Comment 3.

The financial highlights in the March 31, 2014 Annual Report included a net expense ratio after waiver/recapture of 1.73%, which reflects a deduction for brokerage recapture used to pay Fund expenses.  Please provide an undertaking that going forward the number will be “grossed up” to include the brokerage recapture amount and not show the reduction.

Response:

As discussed with you, the Registrant undertakes to provide disclosure to include the net expense ratio before and after brokerage recapture for the year ended March 31, 2014, starting with the Semi-Annual Report going forward.

Comment 4.

The Prospectus dated July 31, 2013 does not disclose the reason for the significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years.  Please provide an undertaking to specify in the next update to the Prospectus the portfolio turnover rate.

Response:

The Registrant has disclosed the reasons for the variation in the Fund’s portfolio turnover rates in its Statement of Additional Information dated July 31, 2014.

Comment 5.

The Statement of Assets and Liabilities in the Annual Report for March 31, 2014 shows a receivable due from the Adviser that appears to represent more than one month of investment advisory fees.  Please confirm that the Adviser will pay any amounts due to the Fund because of its expense cap arrangement on a monthly basis.

Response:

As discussed with you, the amount of the receivable due from the Adviser represents the Adviser’s reimbursement of the brokerage recapture amount that mistakenly was used to reduce the Adviser’s wavier/reimbursement to the Fund under its expense cap arrangement.  When this mistake was discovered, the receivable was set up, and the Adviser made the payment to the Fund prior to the issuance of the auditor’s report.

Comment 6.

Please confirm that the expense example included in the Fund’s Annual Report dated March 31, 2014 showing an annualized expense ratio of 2.78% includes all Fund expenses, including dividends on securities sold short.

Response:

The Registrant confirms that the 2.78% expense ratio includes all Fund expenses.

Comment 7.

The Fund website reviewed by the Staff includes a link that pulls up a fact sheet dated June 28, 2013.  Please update the information on the Fund’s website to make sure that it is current.

Response:

The Registrant has updated the fact sheet to include information as of June 30, 2014.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Don Mendelsohn at 513-352-6546.

Best regards.

Very truly yours,

/s/ Thompson Hine LLP

Don.Mendelsohn@ThompsonHine.com Phone 513.352.6546 Fax 513.241.4771dmh 953792.1